Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax : 306-956-6201

Cameco reports second quarter results – well positioned financially with solid balance sheet, supported by planned restart at Cigar Lake

Saskatoon, Saskatchewan, Canada, July 29, 2020 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2020 in accordance with International Financial Reporting Standards (IFRS).

“The coronavirus (COVID-19) pandemic has had a significant impact on people and the economy around the world.” said Tim Gitzel, Cameco’s president and CEO. “Cameco too has felt the impact with the proactive shutdown of our operations resulting in an additional $37 million in care and maintenance costs and an increased reliance on the spot market for uranium supply, which are reflected in our results. However, we continue to do our part to keep people safe and help rebuild the economy. We believe that the pro-active actions we have taken to slow the spread of the COVID-19 virus are prudent and reflect our values – placing priority on the health and safety of our employees, their families and their communities.

“We expect our business to be resilient. Our customers continue to need uranium fuel to power the carbon-free nuclear electricity that will be part of the critical infrastructure needed to ensure hospitals, care facilities and other essential services are available during this pandemic. However, the COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have already occurred in the industry due to the lack of production economics. The industry is reliant on supply that has become highly concentrated both geographically and geologically. With the ongoing uncertainty about supply during the pandemic and trade policy issues, we think the risks to supply are greater than the risk to demand.

“Therefore, we think our plan to restart Cigar Lake at the beginning of September is prudent. While health and safety are the primary considerations for the timing of our Cigar Lake mine restart decision, there were also commercial considerations, including market-related factors and the impact on our cost structure. We will not be able to make up the lost production and are therefore targeting our share of 2020 production to be up to 5.3 million pounds in total. With the uncertainty remaining about our ability to restart and continue operating the Cigar Lake mine, the delays and deferrals of project work and therefore the resulting production rate in 2020 and 2021, we believe the current plan represents an appropriate balance of the commercial considerations affecting our decision.

“We have the tools we need to deal with the current uncertain environment. We are well positioned to self-manage risk. We have $878 million in cash and short-term investments on our balance sheet and a $1 billion undrawn credit facility, which we do not anticipate we will need to draw on this year. And, we believe our risks have been significantly reduced with the Federal Court of Appeal’s unanimous decision in our favour in our tax case with the Canada Revenue Agency (CRA) for the tax years 2003, 2005 and 2006. Based on our belief that the principles in the decision apply to all tax years subsequent to 2006, we expect to recover the $303 million in cash paid and $482 million in letters of credit secured with the CRA in relation to this dispute.

“We remain resolved in our strategy to build long-term value. We continue to expect that security of supply will be a priority for our customers and a rising price environment will provide us with the opportunity to add value with our tier-one assets.

“Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term. In these uncertain times, perhaps more than ever, it will be critical that we continue to work together to build on the strong foundation we have already established.”

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Net loss of $53 million; adjusted net loss of $65 million: Results are driven by normal quarterly variations in contract deliveries and our continued execution on all strategic fronts. This quarter was also impacted by increasing uranium prices, increased purchase activity and additional care and maintenance costs of $37 million resulting from proactive decisions to suspend production at the Cigar Lake mine, Blind River refinery and Port Hope UF6 conversion plant in response to the COVID-19 pandemic. Adjusted net earnings is a non-IFRS measure, see page 4.

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Expect higher average unit cost of sales due to impacts of the COVID-19 pandemic: Given the production interruptions at the Cigar Lake mine and at the Inkai operations, we expect an increase in our required spot market purchasing in 2020 to meet our delivery commitments and to maintain our desired inventory levels. Combined with the additional care and maintenance costs associated with the temporary closure of the Cigar Lake mine we expect the average unit cost of sales in our uranium segment to be higher than disclosed in our 2019 annual MD&A. However, the exact magnitude of the increase is uncertain and will be dependent on our ability to achieve the 5.3 million-pound (our share) production target at Cigar Lake and on the volume of purchases made. See Outlook for 2020 in our second quarter MD&A for more information.

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Planned Cigar Lake restart: Providing it is safe to do so, we plan to restart the Cigar Lake mine at the beginning of September. If we are able to restart and maintain continued operations, we are targeting our share of production for 2020 to be up to 5.3 million pounds in total. The restart will be dependent on our ability to establish safe and stable operating protocols among other factors, including availability of the necessary workforce and how the COVID-19 pandemic is affecting northern Saskatchewan.

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Fuel services division benefiting from conversion market transition: With the restart of the Blind River refinery and Port Hope UF6 conversion plant in May, and despite a slight decrease in expected production due to the temporary COVID-19 pandemic-related suspension, weaker performance in our uranium segment is being partially offset by the strong performance of our fuel services division.

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Strong balance sheet: As of June 30, 2020, we had $878 million in cash and short-term investments and $1.0 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility this year.

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Federal Court of Appeal upheld Tax Court decision: On June 26, 2020, the Federal Court of Appeal decided unanimously in our favour in our dispute with CRA. The decision upholds the September 26, 2018 decision of the Tax Court of Canada, which was unequivocally in our favour for the 2003, 2005, and 2006 tax years and it sustains the corresponding decision on the cost award. As a result, we expect to receive refunds totaling $5.5 million plus interest for the three tax years and $10.25 million for legal fees incurred plus an amount for disbursements of up to $17.9 million. Timing of any payments is uncertain. We believe the principles in the decision apply to all subsequent tax years. See Transfer pricing dispute in our second quarter MD&A for more information.

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Spot prices holding, and long-term fundamentals remain strong: Low uranium prices, government-driven trade policies and the COVID-19 pandemic are having an effect on the security of supply in our industry. In addition to the supply curtailments that have occurred in the industry for many years, we have seen a number of unplanned supply disruptions since March, including our suspension at the Cigar Lake mine and the reduction in operational activities across all mines in Kazakhstan. The duration and extent of these disruptions are still unknown. Following the announcements, the uranium spot price initially increased by more than 35%. Recently prices have held at a level that is averaging close to $10 (US) per pound higher than spot prices in 2019. As noted recently by the International Atomic Energy Agency, while electricity demand in the near-term has declined, the proportion of nuclear power has increased relative to fossil fuel sources which demonstrates the resilience of the clean, carbon-free, base-load electricity generation that nuclear power provides.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019	CHANGE	2020	2019	CHANGE
Revenue	525	388	35%	871	685	27%
Gross profit (loss)	(14)	42	>(100%)	21	59	(64)%
Net losses attributable to equity holders	(53)	(23)	>(100%)	(72)	(41)	(76)%
$ per common share (basic)	(0.13)	(0.06)	>(100%)	(0.18)	(0.10)	(80)%
$ per common share (diluted)	(0.13)	(0.06)	>(100%)	(0.18)	(0.10)	(80)%
Adjusted net losses (non-IFRS, see page 4)	(65)	(18)	>(100%)	(36)	(51)	29%
$ per common share (adjusted and diluted)	(0.16)	(0.04)	>(100%)	(0.09)	(0.13)	31%
Cash provided by (used in) operations (after working capital changes)	(316)	(59)	>(100%)	(134)	21	>(100%)

The financial information presented for the three months and six months ended June 30, 2019 and June 30, 2020 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 4) in the second quarter and first six months of 2020, compared to the same period in 2019.

	CHANGES IN EARNINGS	THREE MONTHS		SIX MONTHS
	($ MILLIONS)	ENDED JUNE 30		ENDED JUNE 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2019	(23)	(18)	(41)	(51)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	9	9	7	7
	Lower realized prices ($US)	(1)	(1)	(6)	(6)
	Foreign exchange impact on realized prices	18	18	15	15
	Higher costs	(83)	(83)	(65)	(65)

	Change – uranium	(57)	(57)	(49)	(49)

Fuel services	Higher sales volume	—	—	1	1
	Higher realized prices ($Cdn)	11	11	19	19
	Higher costs	(7)	(7)	(6)	(6)

	Change – fuel services	4	4	14	14

	Higher administration expenditures	(6)	(6)	(4)	(4)
	Lower exploration expenditures	1	1	2	2
	Change in reclamation provisions	1	—	9	—
	Lower earnings from equity-accounted investee	(11)	(11)	(10)	(10)
	Change in gains or losses on derivatives	24	—	(61)	8
	Change in foreign exchange gains or losses	(5)	(5)	45	45
	Change in income tax recovery or expense	16	24	10	(4)
	Other	3	3	13	13

	Net losses – 2020	(53)	(65)	(72)	(36)

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2020 and compares it to the same periods in 2019.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2020	2019	2020	2019
Net losses attributable to equity holders	(53)	(23)	(72)	(41)

Adjustments
Adjustments on derivatives	(41)	(17)	29	(40)
Reclamation provision adjustments	23	24	17	26
Income taxes on adjustments	6	(2)	(10)	4

Adjusted net losses	(65)	(18)	(36)	(51)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

					THREE MONTHS			SIX MONTHS
					ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS					2020	2019	CHANGE	2020	2019	CHANGE
Uranium	Production volume (million lbs)				—	2.5	(100)%	2.1	5.0	(58)%
	Sales volume (million lbs)				9.2	6.6	39%	15.2	11.5	32%
	Average realized price	($	US/lb	)	32.99	33.07	—	32.36	32.64	(1)%
		($	Cdn/lb	)	46.13	44.31	4%	44.28	43.67	1%
	Revenue ($ millions)				426	293	45%	674	500	35%
	Gross profit (loss) ($ millions)				(34)	23	(248)%	(29)	20	(245)%
Fuel services	Production volume (million kgU)				2.7	3.9	(31)%	6.4	7.7	(17)%
	Sales volume (million kgU)				3.2	3.2	—	6.3	6.2	2%
	Average realized price	($	Cdn/kgU	)	28.95	25.37	14%	29.43	26.29	12%
	Revenue ($ millions)				92	80	15%	186	163	14%
	Gross profit ($ millions)				24	19	26%	53	40	33%

Board of directors’ update

Cameco’s board of directors has appointed Leontine Atkins as a board member effective August 1, 2020. Atkins currently serves as a director on the boards of Seven Generations Energy and Points International, a leading global loyalty ecommerce platform. She served as a Partner at KPMG Canada from 2006 until early 2019 and was previously a Partner at KPMG Netherlands. Atkins holds a Bachelor of Business Administration in Finance from Acadia University and a Master of Business Administration from Dalhousie University. She has also obtained her CPA, CA designation as well as the ICD.D designation from the Institute of Corporate Directors. Atkins will serve on Cameco’s reserves oversight and nominating, corporate governance and risk committees upon her appointment as a director.

Management’s discussion and analysis and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2020, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2019, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property Cigar Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101:

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation that we are well positioned financially with solid balance sheet supported by planned restart at Cigar Lake; our expectations regarding our business resiliency, ability to self-manage risk, and not drawing on our credit facility, including to fund 2020 capital requirements; our expectation that we will continue to provide the uranium fuel required to power nuclear electricity to ensure essential services are available during this pandemic; our belief that our risks have been significantly reduced with the Federal Court of Appeal decision and that the principles in the decision apply to subsequent tax years; expected recovery of $785 million paid or secured to date with CRA and $10.25 million in legal fees and an amount for disbursements; our plan to restart Cigar Lake and targeted share of 2020 production; expectations for 2020 spot market purchases, unit cost of sales, and cash balances; our view that the fuel services division is benefiting from the conversion market transition; our views on the uranium market, including spot prices, long term fundamentals, supply, demand and opportunities to add value; and expected dates for future announcements of financial results.

Material risks that could lead to different results include: that we may be required to draw on our credit facility to manage disruptions to our business caused by the COVID-19 pandemic and to fund 2020 capital requirements; that we may be unable to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruption to our operations, workforce, required supplies or services, and ability to produce, transport and deliver uranium; that our business may not be as resilient in recovering from the disruptions caused by the COVID-19 pandemic as we expect; that our Cigar Lake restart and production plans are delayed or do not succeed for any reason; that our views on the uranium market, providing uranium fuel required to power nuclear electricity during the COVID-19 pandemic, or our risks prove to be inaccurate; we are unsuccessful in an appeal of the Federal Court of Appeal’s decision and this ultimately gives rise to material tax liabilities and payment obligations that would have a material adverse effect on us; the possibility of materially different outcomes in disputes with CRA for subsequent tax years; the risk we may for any reason be unable to obtain a full refund of amounts we have paid or secured, or the full payment of cost awards; unexpected changes in uranium supply, demand, contracting, and prices; a major accident at a nuclear power plant; changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; the risk our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing future financial results.

In presenting this forward-looking information, we have made material assumptions which may prove incorrect, including assumptions regarding our ability to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing and financial risks successfully; the ability of our business to recover from the disruptions caused by the COVID-19 pandemic; the ability to manage disruptions to our business caused by the COVID-19 pandemic without drawing on our credit facility; the principles in the Federal Court of Appeal decision should apply to all subsequent tax years; our ability to obtain refunds of the amounts we have previously paid or secured and payment of cost awards; assumptions regarding our ability to resume and maintain production at Cigar Lake and the McClean Lake mill’s ability to restart and mill Cigar Lake ore; our assumptions about uranium supply, demand, contracting and prices; the market conditions and other factors upon which we have based our future plans and forecasts; the absence of any adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims or appeals against us; and our ability to announce future financial results when expected.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Wednesday, July 29, 2020, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 29, 2020, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 4735)

2020 quarterly report release dates

We plan to announce our 2020 third quarter consolidated financial and operating results before markets open on November 6, 2020.

The 2021 date for the announcement of our fourth quarter and 2020 consolidated financial and operating results will be provided in our 2020 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:	Media inquiries:

Rachelle Girard	Jeff Hryhoriw
306-956-6403	306-385-5221
rachelle_girard@cameco.com	jeff_hryhoriw@cameco.com